Scott C. Kline, Esq.

dba Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

July 27, 2023

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn:	Mr. Joyce Sweeney

Re:	GoLogiq, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 27, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed May 22, 2023

File No. 333-231286

Dear Ms. Sweeney:

On behalf of GoLogiq, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated July 3, 2023, we are writing to inform you that the Company will provide initial responses to the comments on or before August 7, 2023.

If you have further questions or comments, please feel free to contact us.

Very truly yours,

/s/ Scott C. Kline
Scott C. Kline

cc	Brent Suen, CEO
GoLogiq, Inc.